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                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant to Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934

                         For the month of September 2006

                               BACHOCO INDUSTRIES
                 (Translation of Registrant's name into English)

                          Avenida Tecnologico No. #401
                            38010 Celaya, Guanajuato
                          (Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                     (Check One) Form 20-F [X]  Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

                           (Check One) Yes [ ]  No [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

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                   BACHOCO ANNOUNCES IMPACT OF HURRICANE LANE

    CELAYA, Guanajuato, Mexico, Sept. 20 /PRNewswire-FirstCall/ -- Industrias Bachoco S.A. de C.V. ("Bachoco" or "the Company") (NYSE: IBA; BMV: Bachoco
UBL), Mexico's leading producer and processor of poultry products, announced today that Hurricane Lane, which hit the southern part of the state of Sinaloa on September 16th, affected some of the chicken growing farms the Company owns in that region.

    Cristobal Mondragon, Bachoco's Chief Executive Officer, stated, "We focused immediately on assisting and supporting all of our workers and employees that could be affected by the hurricane."

    "We have made a preliminary evaluation of the damages and can report that the main impact was on equipment and utilities. The framework of our farms only suffered minor damages, so we expect to restart operating those farms quickly.

    "The remainder of our facilities, such as the poultry processing plant, feed mills, and incubator plants did not suffer damages.

    "The hurricane caused significant mortality rates for our chickens housed on the damaged farms. In order to mitigate the impact this will have on supply to our clients in the region, we will take advantage of the Company's infrastructure and flexibility we have in the rest of the Country, and increase supply mainly from our Yucatan Peninsula Complex, where we have the same sanitary conditions as in the state of Sinaloa."

    Bachoco's facilities that were impacted by the hurricane are covered by the Company's insurance program, and after concluding a detailed evaluation of the damages, the Company will announce any material outcome to the market.

    Company Description

    Industrias Bachoco S.A. de C.V. is Mexico's leading producer and processor of poultry products with over 700 production and distribution facilities throughout the country. The Company is also Mexico's second largest producer of table eggs. It sells swine to meat packers for the production of pork products and is an important player in the balanced feed industry in Mexico. The Company posted net sales of US$1.36 billion for 2005 divided among the Company's four main product lines as follows: 80.1% chicken and chicken- related products, 8.7% table eggs, 7.2% balanced feed, and 4.0% swine and other lines.

    Industrias Bachoco's shares are listed on the Mexican Stock Exchange and its American Depositary Shares (ADS) are listed on the New York Stock Exchange. One ADS represents six units, each consisting of one Series B and one Series L Share. For more information, please visit Bachoco's website at http://www.bachoco.com.mx.

    This press release contains certain forward-looking statements that are subject to a number of uncertainties, assumptions and risk factors that may influence its accuracy. Actual results may differ. Factors that could cause these projections to differ include, but are not limited to: supply and demand, industry competition, environmental risks, economic and financial market conditions in Mexico and operating cost estimates. For more information regarding Bachoco and its outlook, please contact the Company's Investor Relations Department.

SOURCE  Industrias Bachoco, S.A. de C.V.
    -0-                             09/20/2006
    /CONTACT: Daniel Salazar F., CFO, or Claudia Cabrera, IRO, both Investor Relations of Industrias Bachoco, S.A. de C.V., +011 52 (461) 61-835-55, or inversionistas@bachoco.net; or in New York, Cesar Villavicencio,
+1-646-284-9423, or cvillavicencio@hfgcg.com, or Lauren Puffer, +1-646-284-9404, or lpuffer@hfgcg.com, for Industrias Bachoco, S.A. de C.V./
    /Web site:  http://www.bachoco.com.mx /

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              Industrias Bachoco, S.A. de C.V.
                                                         (Registrant)


     Date: September 20, 2006                 By  /s/ Daniel Salazar Ferrer, CFO
                                                  ------------------------------
                                                  Daniel Salazar Ferrer, CFO